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02021667

SEC[U]   [C]MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46906

RECEIVED
NOV 2 2 2002
WASH. D.C. 180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   10/01/01   AND ENDING   09/30/02
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Evergreen Distributor, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

3435 Stelzer Road
(No. and Street)

Columbus   OH   43219
(City)   (State)   (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher   614-470-8661
                                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – if individual, state last, first, middle name)

100 East Broad Street   Columbus   OH   43215
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 4 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must b[e]
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                                  contained in this form are not required to respond unless the form displays
                                  a currently valid OMB control number.

Evergreen Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)
Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934 and Report of
Independent Accountants on Internal Control
Pursuant to Securities and Exchange
Commission Rule 17a-5
September 30, 2002

OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Distributor, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Robert Bucher
Signature

Financial and Operations Principal
Title

Diane R. Wendel Baker
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and Stockholder of
Evergreen Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of
operations, changes in stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5
under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial
position of Evergreen Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the
Company) at September 30, 2002, and the results of its operations and its cash flows for the year then
ended in conformity with accounting principles generally accepted in the United States of America.
These financial statements are the responsibility of the Company's management; our responsibility is to
express an opinion on these financial statements based on our audit. We conducted our audit of these
statements in accordance with auditing standards generally accepted in the United States of America
which require that we plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements, assessing the accounting
principles used and significant estimates made by management, and evaluating the overall financial
statement presentation. We believe that our audit provides a reasonable basis for the opinion
expressed above.

The Company is a member of a group of affiliated companies and, as disclosed in the financial
statements, has extensive transactions and relationships with its affiliates. Because of these
relationships, it is possible that the terms of these transactions are not the same as those that would
result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken
as a whole. The supplementary schedules on pages 8 and 9 are presented for purposes of additional
analysis and are not a required part of the basic financial statements, but are supplementary information
required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been
subjected to the auditing procedures applied in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a
whole.

PricewaterhouseCoopers LLP

October 18, 2002

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
At September 30, 2002

Assets

Cash and cash equivalents	$ 1,588,847
Investments	124,872
Prepaid fees	7,925
Receivable from affiliates	8,769
Total assets	$ 1,730,413

Liabilities and Stockholder's Equity

Liabilities

Accrued marketing expenses	$ 486,126
Total liabilities	486,126

Stockholder's equity

Common stock, par value $1.00; 1,000 shares authorized, 10 shares issued and outstanding	10
Capital in excess of par value	719,990
Retained earnings	524,287
Total stockholder's equity	1,244,287
Total liabilities and stockholder's equity	$ 1,730,413

The accompanying notes are an integral part of the financial statements.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Operations
For the Year Ended September 30, 2002

Revenues	
Commissions and underwriting fees	$ 1,727,555
Interest income	51,898
Total revenues	1,779,453
Expenses	
Marketing expenses	1,740,707
Administrative service fee to affiliate	17,301
Intangibles tax	9,911
Total expenses	1,767,919
Net income before taxes	11,534
Income taxes	3,844
Net income	$ 7,690

The accompanying notes are an integral part of the financial statements.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2002

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total Stockholder's Equity
Balance at September 30, 2001	$ 10	$ 719,990	$ 516,597	$ 1,236,597
Net income	-	-	7,690	7,690
Balance at September 30, 2002	$ 10	$ 719,990	$ 524,287	$ 1,244,287

The accompanying notes are an integral part of these financial statements.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Cash Flows
For the Year Ended September 30, 2002

Cash flows from operating activities	
Net income	$ 7,690
Adjustments to reconcile net income to net cash	
used in operating activities:	
Decrease in prepaid fees	165
Increase in receivable from affiliates	(8,769)
Decrease in accrued marketing expenses	(2,388,705)
Decrease in payable to affiliates	(710,340)
Net cash used in operating activities	(3,099,959)
Cash flows from investing activities	
Increase in investments	(737)
Net cash used in investing activities	(737)
Net change in cash and cash equivalents	(3,100,696)
Cash and cash equivalents at September 30, 2001	4,689,543
Cash and cash equivalents at September 30, 2002	$ 1,588,847

The accompanying notes are an integral part of these financial statements.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Notes to Financial Statements
September 30, 2002

1. Organization

Evergreen Distributor, Inc. (the Company) is a wholly owned subsidiary of The BISYS Group, Inc. (BISYS). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company serves as distributor and principal underwriter to Evergreen Mutual Funds (the Funds). Substantially all of the Company's revenues are earned from the Funds.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Investments
Investments include commercial paper with original maturity of 270 days or less and 300 shares of NASD stock value at $3,300. The carrying values of the Company's investments approximate their fair values at September 30, 2002.

Intangibles tax
The intangibles tax represents a net worth based tax paid by financial institutions to the State of Ohio.

Income Taxes
BISYS files a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the companies based on their taxable income or loss and tax credits. No deferred tax provision is recognized as the Company does not have any temporary differences.

Revenue Recognition
The Company recognizes commissions, underwriting fees and interest income as reported by the Funds' administrator.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Notes to Financial Statements
September 30, 2002

3. **Related-Party Transactions**

    During the fiscal year ended September 30, 2002, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. In addition, BISYS, the sub-administrator for the Funds, incurred distribution-related expenses on the Company's behalf. BISYS charged the Company an administrative service fee for these services, which aggregated $17,301. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

4. **Net Capital Requirement**

    As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital under the Rule of $1,192,060, which was $1,159,652 in excess of its minimum required net capital of $32,408. The Company's ratio of aggregate indebtedness to net capital at September 30, 2002 was .41 to 1.

5. **Regulatory Compliance**

    The Company has complied with the exemptive provisions of Rule 15c3-3 under Subparagraph (K)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Computation of Net Capital Under SEC Rule 15c3-1
At September 30, 2002

Total stockholder's equity from statement of financial condition			$ 1,244,287
Deductions			
Nonallowable assets			
Investments	$	3,300	
Prepaid fees		7,925	
Receivable from affiliate		8,769	19,994
Haircut on cash equivalents and investments			32,233
Net capital			1,192,060
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)			32,408
Excess net capital			$ 1,159,652
Total aggregate indebtedness			$ 486,126
Percentage of aggregate indebtedness to net capital			41%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between net capital as shown above and the corresponding net capital computed by the Company for inclusion in its unaudited Part IIA FOCUS Report filing at September 30, 2002.

Evergreen Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
At September 30, 2002

The Company has complied with the exemptive provisions of Rule 15c3-3 under Subparagraph (K)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies.



PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
Evergreen Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
Evergreen Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the Company) for
the year ended September 30, 2002, we considered its internal control in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements and not to
provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company, including tests of compliance
with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-
5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
   3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
   recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
   Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
   securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS 🅿

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

October 18, 2002